FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZ and Luye Pharma enter agreement for Seroquel

7 May 2018 14:00 BST

AstraZeneca and Luye Pharma Group enter agreement for rights to Seroquel and Seroquel XR in the UK, China and other international markets

AstraZeneca to receive upfront payment and future payments

AstraZeneca has entered into an agreement with Luye Pharma Group, Ltd. (Luye Pharma) for the sale and licence of the rights to Seroquel and Seroquel XR in the UK, China and other international markets, including Brazil, Australia, Saudi Arabia, Mexico, South Korea, Thailand, Argentina, Malaysia and South Africa.

The transaction is part of AstraZeneca’s strategy to focus on its three main therapy areas of Oncology, Cardiovascular, Renal & Metabolism and Respiratory. Seroquel, used primarily to treat schizophrenia and bipolar disease, has lost its compound patent protection globally; the Seroquel XR formulation patents have now also expired in the vast majority of markets. AstraZeneca partnered the rights to Seroquel and Seroquel XR in Japan and Venezuela under prior agreements.

Mark Mallon, Executive Vice President, Global Product and Portfolio Strategy, AstraZeneca, said: “The agreement with Luye Pharma is in line with AstraZeneca’s strategy to focus on three main therapy areas while maximising the value from our legacy medicines like Seroquel. The agreement with Luye Pharma will also ensure continued widespread patient access to important established medicines.”

Dr. Yehong Zhang, head of Luye Pharma (International) said: “Central nervous system diseases continue to present a challenge to patients and healthcare systems across the world. This transaction represents another step in our effort to build a portfolio and platform to help address this issue. It is an affirmation of our commitment to accelerate our international presence. We look forward to strengthening our relationship with existing and future partners and making this a success for us and for patients in need.”

Financial considerations
Luye Pharma will pay $538m in consideration including $260m immediately following closure of the transaction. In addition, a milestone is payable on the successful transition of certain activities to Luye. AstraZeneca will continue to manufacture and supply Seroquel and Seroquel XR to Luye Pharma during a transition period. The upfront and future payments will be reported as Other Operating Income in the Company’s financial statements.

The transaction is expected to close by the end of Q2 2018, subject to customary closing conditions and regulatory clearances. In FY 2017, Seroquel generated annual sales of $85m in the markets covered by this agreement, while Seroquel XR generated $63m. The agreement does not change the Company’s financial guidance for FY 2018.

About Seroquel
Seroquel (quetiapine fumarate, immediate release, IR) and Seroquel XR (extended release formulation) are atypical anti-psychotic medicines with antidepressant properties. The main indications for Seroquel are the treatment of schizophrenia and bipolar disorder. Seroquel XR is also approved in some markets for major depressive disorder and generalised anxiety disorder.

About Luye Pharma Group
Luye Pharma focuses on developing, producing, marketing and selling innovative pharmaceutical products in four of the largest and fastest growing therapeutic areas — oncology, cardiovascular, metabolism and the central nervous system, covering the main global pharmaceutical markets, including China, the U.S. Europe and Japan. Luye Pharma has a portfolio of 34 products in the market and 27 product candidates in China and many product candidates overseas, among which 7 candidates in different clinical trial stages in Europe and the United States.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas — Oncology, Cardiovascular, Renal & Metabolism and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 749 5916
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 May 2108

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary